UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*

                                Merix Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    590049102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |_| Rule 13d-1(c)
      |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 590049102
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.

    Tektronix, Inc.
--------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group

    (a) |_|
    (b) |_|
--------------------------------------------------------------------------------
3.  SEC use only

--------------------------------------------------------------------------------
4.  Citizenship or place of organization

    Oregon
--------------------------------------------------------------------------------
                    5.  Sole Voting Power

                        759,750
Number of           ------------------------------------------------------------
Shares              6.  Shared Voting Power
Beneficially
Owned by                0
Each                ------------------------------------------------------------
Reporting           7.  Sole Dispositive Power
Person With
                        759,750
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
9.  Aggregate amount beneficially owned by each reporting person

    759,750
--------------------------------------------------------------------------------
10. Check if the aggregate amount in row (9) excludes certain shares*

--------------------------------------------------------------------------------
11. Percent of class represented by amount in row 9

    5.23%*
--------------------------------------------------------------------------------
12. Type of Reporting person

    CO
--------------------------------------------------------------------------------

* Based on 14,531,395 shares outstanding as of January 2, 2003 (obtained from Merix Corporation Form 10-Q filed January 7, 2003)

Item 1.

      (a) Name of Issuer:

      Merix Corporation

      (b) Address of Issuer's Principal Executive Offices:

      1521 Poplar Lane

      Forest Grove, OR 97116

Item 2.

      (a) Name of Person Filing:

      Tektronix, Inc.

      (b) Address of Principal Business Office:

      14200 SW Karl Braun Drive

      Beaverton, Oregon 97077


      (c) Citizenship:

      Tektronix, Inc. is an Oregon corporation.

      (d) Title of Class of Securities:

      Common Stock

      (e) CUSIP Number:

      590049102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      (a) Amount beneficially owned: 759,750

      (b) Percent of class: 5.23%*

      (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote 759,750

            (ii)  Shared power to vote or to direct the vote                   0

            (iii) Sole power to dispose or to direct the disposition of  759,750

            (iv)  Shared power to dispose or to direct the disposition of      0

* Based on 14,531,395 shares outstanding as of January 2, 2003 (obtained from Merix Form 10-Q filed January 7, 2003)

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2003                       Tektronix, Inc.

                                               By: /s/ JAMES F. DALTON
                                                   ----------------------------
                                                   James F. Dalton
                                                   Vice President and Secretary